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	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
        Washington, D.C. 20549
	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Check this box if no longer
subject to Section 16. Form 4 or
Form 5 obligations may
continue. See Instruction 1(b)

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person*

	M. Charles Hill
	244 Bradley Street
	New Haven, CT  06510

2.	Issuer Name and Ticker or Trading Symbol

	Maxtor Corporation (MXO)

3.	I.R.S. Identification
	Number of Reporting
	Person, if an entity
	(Voluntary)

4.	Statement for
	Month/Day/Year

	January 13, 2003

5.	If Amendment,
	Date of Original
	(Month/Day/Year)

6.	Relationship of Reporting Person(s) to Issuer
	(Check all applicable)

	  X  	Director	     	10% Owner
	     	Officer (give	     	Other (specify
		title below)			below)

7.	Individual or Joint/Group Filing (Check Applicable Line)

	  X  Form filed by One Reporting Person
	     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. 	Title of Security
	(Instr. 3)

2.	Transaction Date
	(Month/Day/Year)

2A.	Deemed Execution
	Date, if any
	(Month/Day/Year)

3.	Transaction Code
	Code  V
	(Instr. 8)

4.	Securities Acquired (A)
	or Disposed of (D)
	Amount (A) or (D) Price
	(Instr. 3, 4 and 5)

5.	Amount of Securities
	Beneficially Owned
	Following Reported
	Transaction(s)
	(Instr. 3 and 4)

6.	Ownership Form:
	Direct(D) or
	Indirect(I)
	(Instr. 4)

7.	Nature of Indirect
	Beneficial Ownership
	(Instr. 4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II - Derivative Securities Acquired,
Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative
	Security (Instr. 3)

	Option to Purchase Common Stock.

2.	Conversion or
	Exercise Price of
	Derivative Security

	$6.24

3.	Transaction Date
	(Month/Day/Year)

	January 13, 2003

3A.	Deemed Execution
	Date, if any
	(Month/Day/Year)

4. 	Transaction Code
	(Instr. 8)

	A

5.	Number of Derivative Securities
	Acquired (A) or Disposed of (D)
	(Instr. 3, 4, and 5)

	10,000 (A) (FN1)

6.	Date Exercisable and
	Expiration Date
	(Month/Day/Year)

	Exercisable (FN2)
	Expiration Date January 13, 2013

7.	Title and Amount of
	Underlying Securities
	(Instr. 3 and 4)

	Common Stock, 10,000 shares

8.	Price of Derivative
	Security
	(Instr.	5)

9.	Number of derivative
	Securities Beneficially
	Owned Following
	Reported Transaction(s)
	(Instr. 4)

	60,125	(FN3)

10.	Ownership Form of
	Derivative Security:
	Direct(D) or Indirect (I)
	(Instr. 4)

	Direct (D)

11.	Nature of Indirect
	Beneficial Ownership
	(Instr. 4)


Explanation of Responses:
Footnote 1.  	Grant of nonqualified stock options
		pursuant to Maxtor Corporation
		Amended and Restated 1996 Stock Option Plan.
Footnote 2.	Options vest as follows:
		25% on first anniversary date,
		and 6.25% quarterly thereafter.
Footnote 3.	Represents ownership of exercisable
		shares on January 13, 2003.

**	Intentional misstatements or omissions of facts constitute
	Federal Criminal Violations.
	See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Signed by Glenn H. Stevens for Charles Hill, pursuant to Confirming Statement dated
July 22, 1998 (on file)

Dated January 14, 2003




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